September 30, 2008


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


          Re: EXCELSIOR  DIRECTIONAL  HEDGE FUND OF FUNDS MASTER FUND, LLC (FILE
              NO. 811-10083)
              -----------------------------------------------------------------

          Excelsior Directional Hedge Fund of Funds Master Fund, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2008-2009 year:

          1. A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

          2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

          3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

          4. A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).

Securities and Exchange Commission
September 30, 2008
Page 2


          5. The premium for the Bond has been paid through April 6, 2009.


          If you have any  questions,  please do not  hesitate  to contact me at
(203) 352-4400.

                                                     Sincerely,


                                                     /s/ Steven L. Suss

                                                     Steven L. Suss




cc:  Marina Belaya